PRELIMINARY PROXY STATEMENT


   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1999
 ==============================================================================

                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant To Section 14(a) of the
               Securities Exchange Act Of 1934 (AMENDMENT NO. 1).


Filed by the Registrant [__]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
  [X]Preliminary Proxy Statement       [_]Confidential, For Use of the
                                       Commission Only (as permitted by Rule
                                       14a-6(e)(2))
  [_] Definitive Proxy Statement
  [_] Definitive Additional Materials
  [_] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                               WEIS MARKETS, INC.
 ------------------------------------------------------------------------------

                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  JANET C. WEIS
                                SUSAN WEIS MINDEL
                                 JOEL S. MINDEL
                                NANCY WEIS WENDER
                              ELLEN WEIS GOLDSTEIN
                               JOSEPH I. GOLDSTEIN
                                SIDNEY APFELBAUM
                              MICHAEL M. APFELBAUM
 ------------------------------------------------------------------------------

    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

   [X] No fee required.
   [_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   1) Title of each class of securities to which transaction applies:

   ------------------------------------------------------------------

   2) Aggregate number of securities to which transaction applies:

   ------------------------------------------------------------------

   3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   ------------------------------------------------------------------

   4) Proposed maximum aggregate value of transaction:

   ------------------------------------------------------------------

   5) Total fee paid:

   ------------------------------------------------------------------

[_]Fee paid previously with preliminary materials:

   ------------------------------------------------------------

[_]Check box if any part of the fee is offset as provided by Exchange Act
   Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   1)    Amount previously paid:
   2)    Form, Schedule or Registration Statement no.:
   3)    Filing Party:
   4)    Date Filed:

================================================================================

              PRELIMINARY PROXY MATERIALS DATED DECEMBER 20, 1999
                              SUBJECT TO COMPLETION
 ==============================================================================


[The information included herein is as it is expected to be when the definitive proxy statement is mailed to shareholders of Weis Markets, Inc. This proxy statement will be revised to reflect actual facts at the time of the filing of the definitive proxy statement.]

No GOLD Proxy Card is included with these materials.


                      ------------------------------------


                               PROXY STATEMENT OF

                                       THE

                       WEIS MARKETS SHAREHOLDERS COMMITTEE

                      ====================================

                       SPECIAL MEETING OF THE SHAREHOLDERS

                                       OF

                               WEIS MARKETS, INC.

                      ------------------------------------




We are sending this proxy statement to you as one of the holders of the common stock, no par value, of Weis Markets, Inc., a Pennsylvania corporation. This proxy statement relates to the solicitation of proxies by a Shareholders Committee of Weis Markets shareholders, consisting of Janet C. Weis (the wife of the late Sigfried Weis), Susan Weis Mindel, Joel S. Mindel, Nancy Weis Wender, Ellen Weis Goldstein, Joseph I. Goldstein, Sidney Apfelbaum and Michael M. Apfelbaum. We are soliciting these proxies for use at a Special Meeting of shareholders scheduled for [_____], local time, [_______] [_________], 2000, at [_______], or any adjournments or postponements of that meeting.

We are undertaking the actions described in this proxy statement because we believe that, without such steps, the Weis Markets Board of Directors will not take the steps we believe are necessary to take advantage of all available options to maximize shareholder value in the current industry environment of increasing competition and rapid consolidation.

We are soliciting proxies:

      o   to remove the current Board of Directors of Weis Markets


      o to reconstitute the Board of Directors to include the nominees set forth in this proxy statement so as to better represent the entire shareholder base in the event the current Board of Directors is removed

      o to call on Weis Markets to establish a special committee of directors representative of all shareholder interests to explore all options to maximize shareholder value, including possible merger and business combination transactions and to encourage expressions of interest by third parties in such transactions

      o to amend the By-Laws of Weis Markets to provide that a majority of the Board of Directors be comprised of non-employees and that the membership of the Board of Directors reflect Weis Markets' shareholder base, including all of its principal shareholders

      o to amend the By-Laws of Weis Markets to set the size of the Board of Directors at seven

      o to repeal any amendments to the By-Laws of Weis Markets made after November 30, 1999 and not approved by shareholders

      o to set the order of business at the special meeting and to appoint a judge of election to determine and report on the results of the voting.


The principal executive offices of Weis Markets, according to its Quarterly Report on Form 10-Q for the period ended September 25, 1999, are located at 1000 South Second Street, P.O. Box 471, Sunbury, Pennsylvania 17801-0471.


THIS PROXY STATEMENT AND THE ACCOMPANYING GOLD PROXY CARD ARE FIRST BEING FURNISHED TO SHAREHOLDERS ON OR ABOUT [______, ____].


WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE SPECIAL MEETING PROPOSALS DESCRIBED HEREIN.
 ==============================================================================

                                     SUMMARY


This summary highlights selected information from this proxy statement, and may not contain all of the information that is important to you. To understand better why we are asking for your vote, you should read this entire document carefully.


Q: WHO ARE THE MEMBERS OF THE SHAREHOLDERS COMMITTEE?


A: We are fellow shareholders of Weis Markets. We believe that all Weis Markets shareholders are missing an opportunity to maximize the value of their investment in Weis Markets because the company is unwilling to pursue all available strategies to enhance shareholder value, such as possible merger and business combination transactions. We believe that in the current environment of rapid consolidation, increasing competition and technological change in the supermarket industry, Weis Markets has an obligation to protect our collective investment by looking at all reasonably available alternatives to increase shareholder value.

   The members of the Shareholders Committee include Janet C. Weis, Susan Weis Mindel, Joel S. Mindel, Nancy Weis Wender, Ellen Weis Goldstein, Joseph I. Goldstein, Sidney Apfelbaum and Michael M. Apfelbaum. In the aggregate, the members of the Shareholders Committee beneficially own approximately 41% of the outstanding common stock of Weis Markets. Janet C. Weis was married to the late Sigfried Weis, who served as the President of Weis Markets from 1961 through 1994 and as Co-Chairman of the Board of Directors until January 6, 1995. Sigfried Weis was the son of Sigmund Weis, one of two brothers who co-founded Weis Markets.

   Susan Weis Mindel, Nancy Weis Wender and Ellen Weis Goldstein are Janet Weis' daughters. Joel S. Mindel is Susan Weis Mindel's husband, and Joseph I. Goldstein is Ellen Weis Goldstein's husband and a director of Weis Markets.


   Sidney Apfelbaum is a co-trustee of the Charles B. Degenstein Charitable Foundation, which holds approximately 5.8% of the outstanding common stock of Weis Markets. His son, Michael M. Apfelbaum, is a co-trustee of the Claire Gross Weis Deed of Trust, which holds approximately 9% of the outstanding common stock of Weis Markets for the benefit of Susan Weis Mindel, Nancy Weis Wender and Ellen Weis Goldstein, and is a director of Weis Markets. Claire Gross Weis was the wife of Sigmund Weis and the mother of Sigfried Weis.

Q: WHAT ARE WE ASKING YOU TO DO?

A: We are asking you to vote:


      o   to remove the current Board of Directors of Weis Markets

      o to reconstitute the Board of Directors to include our nominees so as to better represent the entire shareholder base in the event the current Board of Directors is removed

      o to request that Weis Markets establish a special committee of directors representative of all shareholder interests to explore all options to maximize shareholder value, including possible merger and business combination transactions, and to encourage expressions of interest by third parties in such transactions

      o to amend the By-Laws of Weis Markets to provide that a majority of the Board of Directors be comprised of non-employees and that the membership of the Board of Directors reflect Weis Markets' shareholder base, including each of its principal shareholders

      o to amend the By-Laws of Weis Markets to set the size of the Board of Directors at seven

      o to repeal any amendments to the By-Laws of Weis Markets made after November 30, 1999 and not approved by shareholders

      o to set the order of business at the special meeting and to appoint a judge of election to determine and report on the results of the voting

Q: WHY ARE WE ASKING YOU TO VOTE FOR OUR PROPOSALS?

A: We believe that, currently, a majority of the Weis Markets Board of Directors is not sufficiently committed to exploring all reasonably available alternatives to maximize shareholder value and increase the liquidity of the market for Weis Markets common stock. The Board of Directors has refused numerous requests made by individual members of the Shareholders Committee to take the affirmative steps we believe necessary to enhance value for all shareholders.

   We believe that now is the time for Weis Markets to vigorously pursue all alternatives to maximize shareholder value, including possible merger and business combination transactions. Our belief is based on a number of factors:

      Shareholders of Weis Markets have essentially missed out on one of the most remarkable periods of growth in the history of the U.S. stock markets.

      o The common stock of Weis Markets reached a high of $41.63 in 1987, and never again returned to that level - until the market reaction to the initial announcement of our platform on November 30, 1999. During the same 12 year period, the S&P 500 Index appreciated by over 600%.

      o The performance of Weis Markets common stock has been similarly disappointing over 10- and 5-year periods as well. For the 10-year period ending on November 29, 1999 (the day before our initial announcement), an investment in the S&P 500 Index earned over 8 1/2 times as much as the same amount invested in Weis Markets common stock. For the 5-year period ending on November 29, 1999, an investment in the S&P 500 Index earned nearly 3 1/2 times as much as the same amount invested in Weis Markets common stock.

      The U.S. supermarket industry is currently experiencing an unprecedented level of consolidation and this consolidation provides a unique opportunity for Weis Markets.

      o The value of announced merger and business combination transactions in the supermarket industry since the beginning of 1995 exceeds $59 billion. Most of the larger of these transactions have been stock-for-stock mergers, tax-free to shareholders. In addition, many of these transactions involved regional chains, much like Weis Markets, and provided shareholders with substantial premiums to the prevailing trading ranges for the stock. We strongly believe that now is the wrong time for the company to ignore opportunities to seek a strategic partner.

      o Based upon the advice we have received from Salomon Smith Barney, we believe that the value that shareholders could receive in a sale or merger transaction involving Weis Markets is likely to be substantially in excess of the recent trading price of Weis Markets common stock, which averaged approximately $34 5/8 in the month preceding our initial announcement. We also believe that there would likely be strong interest by potential acquirors in Weis Markets. Salomon Smith Barney has advised us that, based upon a preliminary analysis of Weis Markets using only publicly available information, and without having conducted any solicitation of third-party interest and relying upon recent merger and acquisition precedents in the supermarket industry, it believes that a per share acquisition price in the range of $45 to $55 should reasonably be obtainable in the current market environment. There can be no assurances, however, that any such transaction will be completed.

      o The precedent transactions analyzed by Salomon Smith Barney in arriving at this range of potential values of Weis Markets in a merger are as follows:

              Date               Acquiror              Target
              ----               --------              ------
            Announced:
            ----------

             8/18/99            Food Lion          Hannaford Bros.

             7/23/99             Safeway              Randall's

              3/9/99       Koninklijke Ahold NV*  Pathmark Stores,
                                                        Inc.*

             10/19/99             Kroger             Fred Meyer

             10/13/99            Safeway             Dominick's
                                                    Supermarkets

              8/3/98           Albertson's         American Stores

             5/19/98       Koninklijke Ahold NV      Giant Food


          *    Pending as of November 29, 1999, but subsequently abandoned.

      The competitive landscape is undergoing dramatic change and we believe the current management-controlled Board of Directors has not adequately articulated a strategy to protect Weis Markets' franchise and its shareholders, employees and local communities in light of the proliferation of larger and stronger competitors.

      o We believe that the current environment in which Weis Markets operates, in addition to being marked by significant consolidation, is growing increasingly competitive as larger competitors exploit efficiencies resulting from greater operational scale and increased capital and applied technology investments.

      o In addition, the U.S. supermarket industry has seen increased competition from non-traditional food retailers, led by Wal-Mart's aggressive expansion of its supercenter concept.

      o While this consolidation and intensifying competition has been occurring, Weis Markets' income from operations and net income have essentially been flat for its last five fiscal years.


      Weis Markets has not demonstrated a strong commitment to those corporate governance principles that would assure that the interests of all shareholders are fully and adequately represented by the Board of Directors.


      o The current Board of Directors does not adequately reflect the full shareholder base and its interests. Four of the seven members of the Board of Directors are "insiders" who are management employees of Weis Markets. This composition is inconsistent with the interests of the broad shareholder base of Weis Markets, which includes holders owning a substantial majority of the outstanding Weis Markets common stock whose interests are not directly aligned with those of the management directors.

      o A Board of Directors consisting of a majority of non-management directors would better be able to represent the interests of all shareholders.

   We believe that Weis Markets shareholders needs a Board of Directors that is independent enough to question whether the current strategy is working to advance the company's fundamental responsibility to build shareholder value.

           Now is the time to maximize value for all shareholders.


Q: WHY SHOULD YOU VOTE FOR OUR NOMINEES FOR THE RECONSTITUTED BOARD OF
   DIRECTORS?


A: We believe that our nominees will exercise their independent business judgment for the good of all shareholders and are, subject to their fiduciary duties under applicable law, committed to pursuing all reasonable opportunities to maximize shareholder value and enhance the liquidity of the trading market for Weis Markets common stock.

   If our nominees are elected, we believe that a majority of the Board of Directors would, subject to their fiduciary duties, be committed to promptly seeking a merger or other business combination transaction that would increase shareholder value. After consultation with Salomon Smith Barney, we believe that Weis Markets is an attractive asset and that a number of companies are likely to be interested in acquiring Weis Markets at a value that is likely to be well in excess of the trading values for the common stock prevailing before our initial announcement. There can be no assurances, however, that any such transaction will be completed.


Q: WHO ARE OUR NOMINEES?

A: Our nominees are Michael M. Apfelbaum, John S. Furst, Joseph I. Goldstein and Jeffrey E. Perelman. Mr. Apfelbaum and Mr. Goldstein are members of the Shareholders Committee and currently serve as directors of Weis Markets. John S. Furst and Jeffrey E. Perelman are independent businessmen with exceptional backgrounds who have agreed at the request of the Shareholders Committee to serve as additional directors of Weis Markets. You can find additional information about these nominees in the Annexes to this proxy statement.


   The Shareholders Committee's interest is in a Board structure that gives each shareholder constituency adequate representation on the Board, and accordingly, should shareholders approve our proposal to remove the current Board of Directors, we do not oppose the re-election of Robert F. Weis, Norman S. Rich and Jonathan H. Weis (or Richard E. Shulman as an alternate in place of one of them) to fill the remaining three vacancies on the Board of Directors and serve alongside our four nominees.


Q: HOW MANY VOTES DOES IT TAKE TO RECONSTITUTE THE BOARD?


A: Under the applicable requirements of Pennsylvania law and the Articles of Incorporation and By-Laws of Weis Markets, the first step in reconstituting the Board of Directors - the removal of the entire Board of Directors - requires that a majority of the votes cast by all shareholders entitled to vote at the Special Meeting be affirmatively voted in favor of removal. With respect to the second step in reconstituting the Board of Directors - electing new directors to the Board of Directors - because Weis Markets has cumulative voting for directors, you have the right to cast an aggregate number of votes equal to the number of shares of common stock you are entitled to vote multiplied by the number of directors to be elected. Under cumulative voting, a shareholder may cast all of these votes for a single candidate or distribute them among some or all of the candidates as he or she sees fit, and the nominees receiving the most votes cast will be elected, up to the number of directors to be elected at the Special Meeting. The persons named as proxies in the accompanying proxy card will vote all shares represented by any GOLD proxy card for our nominees as indicated on such card. With respect to shares owned by members of the Shareholders Committee, we intend to cause cumulative voting rights to be exercised so as to maximize the number of our nominees elected to the Board, given the number of votes cast in favor of our nominees.

   You should note that these actions need only be approved by a majority (or plurality) of the shares voted, and not a majority (or plurality) of the outstanding shares. Thus, shares which are not voted either because of abstention or because beneficial owners of shares do not instruct their brokerage firm, bank or other institution how to vote their shares (so-called "broker non-votes"), will be counted for purposes of whether a quorum exists at the Special Meeting, but will not count as votes cast. Accordingly, abstentions and broker non-votes will serve to decrease the aggregate number of votes which are necessary to approve these actions.

   Given the existence of cumulative voting and a seven member Board of Directors, the Shareholders Committee has sufficient voting power to cause the election of three nominees to the Board of Directors without any additional votes being cast in their favor by any other shareholders of Weis Markets, a step we intend to take at such time as directors are again elected, whether at the Special Meeting or any subsequent annual meeting. The Shareholders Committee requires only votes relating to such number of shares as is equal to approximately (x) [__] million shares minus (y) 50% of the total number of shares outstanding which are either absent or are otherwise not voted at the Special Meeting in favor of any director nominee, to be voted in favor of our nominees in order to have a majority of votes cast at the meeting and accordingly be able to elect a fourth nominee to the Board of Directors in an election of directors.


Q WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT GIVING YOUR PROXY OR NEED ASSISTANCE IN VOTING YOUR SHARES?

A: MacKenzie Partners, Inc. at (212) 929-5500 (collect) or call Toll Free
   (800) 322-2885.

                                    IMPORTANT

Please review this document and the enclosed materials carefully. It does not matter how many shares of common stock you own. YOUR PROXY IS VERY IMPORTANT. If you are unable to attend the Special Meeting in person, your proxy is the ONLY means available for you to vote. Please vote FOR each of the proposals, including the amendments to the By-Laws, the removal of the current Board of Directors and the election of the nominees of the Shareholders Committee to the Board of Directors, by signing, marking, dating and mailing the enclosed GOLD Proxy as soon as possible.


Unless you indicate otherwise, the GOLD Proxy authorizes the persons named in the proxy to vote, and such persons will vote, properly executed and duly returned proxies FOR the amendments to the By-Laws described in this document, FOR the removal of the current Board of Directors, FOR the election of the Shareholders Committee's nominees to the Board of Directors, FOR the Shareholder Value Resolution, and FOR the Omnibus Resolution described in this document that sets the order of business for the Special Meeting and appoints judges of election. We are not presently aware of any other matters to be brought before the Special Meeting.


If you own shares of common stock but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of the brokerage firm, bank or other institution. If so, only that brokerage firm, bank or other institution can execute the GOLD Proxy and vote your shares of common stock. The brokerage firm, bank or other institution holding the shares for you is required to forward proxy materials to you and solicit your instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your specific instructions.


If you execute and deliver a proxy, it may subsequently be revoked by delivering written notice of revocation to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 or Weis Markets or by your vote at the Special Meeting. A revocation may be in any written form validly signed and dated by you as long as it clearly states that your prior proxy is no longer effective. Any validly signed and dated revocation will supersede any previously dated or undated GOLD Proxy. To be effective, your written notice of revocation must be signed, dated and delivered prior to the Special Meeting.

If you sign, date and deliver a GOLD Proxy and thereafter, on one or more occasions, sign, date and deliver a later-dated proxy, the latest-dated proxy will be controlling as to your vote and will replace your prior proxy or proxies. However, any later-dated proxy will be of no effect if it is delivered after the

Special Meeting. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT AT THE SPECIAL MEETING.

If Weis Markets chooses to oppose our proposals and if, in such instance, you sign a proxy revocation card sent to you by Weis Markets, you may override that revocation by returning to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 a subsequently dated and signed GOLD Proxy.


If you have any questions about the proxy or need assistance in voting your shares, please call:

                    [LOGO OF MACKENZIE PARTNERS APPEARS HERE]
                                156 Fifth Avenue
                            New York, New York 10010
                            (212) 929-5500 (Collect)
                                or call Toll Free
                                 (800) 322-2885


YOU MAY VOTE FOR THE REMOVAL OF THE CURRENT BOARD OF DIRECTORS, FOR THE ELECTION OF NOMINEES OF THE SHAREHOLDERS COMMITTEE, FOR THE AMENDMENTS TO THE BY-LAWS, FOR THE SHAREHOLDER VALUE RESOLUTION AND FOR THE OMNIBUS RESOLUTION BY SIGNING THE GOLD PROXY CARD, AND MARKING, DATING AND RETURNING IT IN THE ENCLOSED POSTAGE PAID ENVELOPE. IF YOU HAVE ALREADY SUBMITTED A PROXY TO THE BOARD OF DIRECTORS, YOU MAY CHANGE YOUR VOTE BY SIGNING, MARKING, DATING AND RETURNING THE GOLD PROXY, WHICH MUST BE DATED AFTER THE DATE OF THE PROXY YOU SUBMITTED TO WEIS MARKETS.

Only shareholders of record at the close of business on the record date, [_____ ____], 2000, are entitled to vote at the Special Meeting. We believe that as of the close of business on the record date, there were approximately [__________] shares of common stock issued and outstanding and entitled to vote. Shareholders have one vote for each share of common stock they own with respect to all matters to be considered at the Special Meeting, other than the election of directors, as described below. The entire Board of Directors can be removed by a vote of a majority of the shares voted at the Special Meeting.

Once the Board of Directors is removed, shareholders may cumulate their votes for new directors and the nominees receiving the highest number of votes cast will be elected, up to the number of directors to be elected at the Special Meeting.

As noted above, the Shareholders Committee has sufficient voting power to cause the election of three directors at any election of directors and requires only votes relating to such number of shares as is equal to approximately (x) [__] million shares minus (y) 50% of the total number of shares outstanding which are either absent or are otherwise not voted at the Special Meeting in favor of any director nominee, to be voted in favor of our nominees in order to have a majority of votes cast at the meeting and accordingly be able to elect a fourth nominee to the Board of Directors in an election of directors.


We are asking you to return your completed, signed and dated GOLD Proxy Card as soon as possible.

                          REASONS FOR THE SOLICITATION


We believe that, currently, a majority of the Weis Markets Board of Directors is not sufficiently committed to exploring all reasonably available alternatives to maximize shareholder value and increase the liquidity of the market for its common stock. In the past, the Board of Directors has refused informal requests made by individual members of the Shareholders Committee to take the affirmative steps we believe necessary to enhance value for all shareholders.

We believe that now is the time for Weis Markets to vigorously pursue all alternatives to maximize shareholder value, including possible merger and business combination transactions. Our belief is based on a number of factors:

      Shareholders of Weis Markets have essentially missed out on one of the most remarkable periods of growth in the history of the U.S. stock markets.

      o The common stock of Weis Markets reached a high of $41.63 in 1987, and never again returned to that level - until the market reaction to the initial announcement of our platform on November 30, 1999. During the same 12 year period, the S&P 500 Index appreciated by over 600%.

      o The performance of Weis Markets common stock has been similarly disappointing over 10- and 5-year periods as well. For the 10-year period ending on November 29, 1999 (the day before our initial announcement), an investment in the S&P 500 Index earned over 8 1/2 times as much as the same amount invested in Weis Markets common stock. For the 5-year period ending on November 29, 1999, an investment in the S&P 500 Index earned nearly 3 1/2 times as much as the same amount invested in Weis Markets common stock.

      The U.S. supermarket industry is currently experiencing an unprecedented level of consolidation and this consolidation provides a unique opportunity for Weis Markets.

      o The value of announced merger and business combination transactions in the supermarket industry since the beginning of 1995 exceeds $59 billion. Most of the larger of these transactions have been stock-for-stock mergers, tax-free to shareholders. In addition, many of these transactions involved regional chains, much like Weis Markets, and provided shareholders with substantial premiums to the prevailing trading ranges for the stock. We strongly believe that now is the wrong time for the company to ignore opportunities to seek a strategic partner.

      o Based upon the advice we have received from Salomon Smith Barney, we believe that the value that shareholders could receive in a sale or merger transaction involving Weis Markets is likely to be substantially in excess of the recent trading price of Weis Markets common stock which averaged approximately $34 5/8 in the month preceding our initial announcement. We also believe that there would likely be strong interest by potential acquirors in Weis Markets. Salomon Smith Barney has advised us that, based upon a preliminary analysis of Weis Markets using only publicly available information, and without having conducted any solicitation of third-party interest and relying upon recent merger and acquisition precedents in the supermarket industry, it believes that a per share acquisition price in the range of $45 to $55 should reasonably be obtainable in the current market environment. There can be no assurances, however, that any such transaction will be completed.

      o The precedent transactions analyzed by Salomon Smith Barney in arriving at this range of potential values of Weis Markets in a merger is as follows:

              Date               Acquiror              Target
              ----               --------              ------
            Announced:
            ----------

             8/18/99            Food Lion          Hannaford Bros.

             7/23/99             Safeway              Randall's

              3/9/99       Koninklijke Ahold NV*  Pathmark Stores,
                                                        Inc.*

             10/19/99             Kroger             Fred Meyer

             10/13/99            Safeway             Dominick's
                                                    Supermarkets

              8/3/98           Albertson's         American Stores

             5/19/98       Koninklijke Ahold NV      Giant Food

          *    Pending as of November 29, 1999, but subsequently abandoned.

      The competitive landscape is undergoing dramatic change and we believe the current management controlled Board of Directors Weis Markets has not adequately articulated a strategy to protect Weis

      Markets' franchise and shareholders, employees and local communities in light of the proliferation of larger and stronger competitors.

      o We believe that the current environment in which Weis Markets operates, in addition to being marked by significant consolidation, is growing increasingly competitive as larger competitors exploit efficiencies resulting from greater operational scale and increased capital and applied technology investments.

      o In addition, the U.S. supermarket industry has seen increased competition from non-traditional food retailers, led by Wal-Mart's aggressive expansion of its supercenter concept.

      o While this consolidation and intensifying competition has been occurring, Weis Markets' income from operations and net income have essentially been flat for its last five fiscal years.

      Weis Markets has not demonstrated a strong commitment to those corporate governance principles that would assure that the interests of all shareholders are fully and adequately represented by the Board of Directors.

      o The current Board of Directors does not adequately reflect the full shareholder base and its interests. Four of the seven members of the Board of Directors are "insiders" who are management employees of Weis Markets. This composition is inconsistent with the interests of the broad shareholder base of Weis Markets, which includes holders owning a substantial majority of the outstanding Weis Markets common stock whose interests are not directly aligned with those of the management directors.

      o A Board of Directors consisting of a majority of non-management directors would better be able to represent the interests of all shareholders.

We believe that Weis Markets shareholders need a Board of Directors that is independent enough to question whether the current strategy is working to advance the company's fundamental responsibility to build shareholder value.

           Now is the time to maximize value for all shareholders.

Toward that end, we believe Weis Markets should undertake measures that will ensure that the composition of the Board of Directors better reflects all of the shareholder constituencies, that the full value of the common stock is reflected in its share price and that greater liquidity is available to all shareholders. These measures include the following:

      o Changing the composition of the Board of Directors such that the Board of Directors contains equal representation of all principal shareholders of Weis Markets and a strong base of non-management directors who can represent the interests of all shareholders, and


      o Establishing a special committee of directors representative of all shareholder interests to consider and evaluate the strategic options available to Weis Markets for maximizing shareholder value and providing enhanced liquidity to shareholders, including through possible business combination and merger transactions.


We believe that, if elected, our nominees would, subject to their fiduciary duties under applicable law, vote in favor of a resolution to retain Salomon Smith Barney to assist Weis Markets and the special committee of directors representative of all shareholder interests in its examination and pursuit of these alternatives.


At the Special Meeting, we intend to present and have voted upon and approved by the shareholders the following proposals (the "Special Meeting Proposals"), in addition to other proposals incidental to the reconstitution of the current Board of Directors:

      1. To remove the current Board of Directors, including without limitation, any of the following who are members of the Board as of the Special Meeting: Robert F. Weis, Norman S. Rich, William R. Mills, Jonathon H. Weis, Michael M. Apfelbaum, Joseph I. Goldstein and Richard E. Shulman (the "Director Removal Resolution").


      2. To elect Michael M. Apfelbaum, John S. Furst, Joseph I. Goldstein and Jeffrey E. Perelman to fill four of the seven vacancies on the Board of Directors created if the Director Removal Resolution is adopted (the "Election of Directors Resolution"). Biographical information on each of these nominees is set forth under the caption "The Special Meeting Proposals".


      3. To amend the By-Laws to provide that a majority of the members of the Board of Directors shall be persons who are not employees of Weis Markets, and that the Board shall reflect as fully as possible the composition of the shareholder base (the "Board Composition Resolution").

      4. To request that the Board of Directors establish a special committee of directors representative of all shareholder interests to explore all options to maximize shareholder value, including possible mergers and business combination transactions, report any overtures from any third parties with respect to such options that may be received to the Board and the shareholders and that such overtures be fully explored (the "Shareholder Value Resolution").


      5. To amend the By-Laws to set the number of directors at seven (the "Board Size Resolution").

      6. To repeal any and all amendments made by the Board of Directors to the By-Laws after November 30, 1999, other than amendments that were duly approved by the shareholders, and to provide that, without approval of the shareholders, the Board of Directors may not thereafter amend any section of the By-Laws affected by such repeal or adopt any new By-Law provision that would serve to reinstate any repealed provision or any similar provision (the "By-Laws Repeal Resolution").

Further, the shareholders will be asked at the Special Meeting to consider an Omnibus Resolution (the "Omnibus Resolution") setting forth the following order in which the Special Meeting Proposals will be voted on by the shareholders and appointing CT Corporation System to act as sole judge of election:

      1.    The Omnibus Resolution;

      2.    The By-Laws Repeal Resolution;

      3.    The Board Size Resolution;

      4.    The Board Composition Resolution;

      5.    The Shareholder Value Resolution;

      6.    The Director Removal Resolution; and

      7.    The Election of Directors Resolution.


EXECUTING A GOLD PROXY CARD WILL ENABLE YOU -- AS AN OWNER OF THE COMPANY -- TO SEND A CLEAR MESSAGE THAT YOU SUPPORT THE SHAREHOLDERS COMMITTEE'S DESIRE TO INCREASE SHAREHOLDER VALUE AND PROVIDE ENHANCED LIQUIDITY TO ALL SHAREHOLDERS AND WANT A BOARD OF

DIRECTORS THAT WILL SEEK TO DO SO AND THAT MORE FULLY REFLECTS WEIS MARKETS' SHAREHOLDER BASE. WE STRONGLY RECOMMEND THAT YOU VOTE TO REMOVE THE CURRENT DIRECTORS, ELECT A RECONSTITUTED BOARD OF DIRECTORS AND AMEND THE BY-LAWS, VOTE IN FAVOR OF THE SHAREHOLDER VALUE RESOLUTION AND THE OMNIBUS RESOLUTION.

                          BACKGROUND AND RECENT EVENTS


On November 30, 1999, the members of the Shareholders Committee filed with the Securities and Exchange Commission a Statement on Beneficial Ownership on
Schedule 13D on the basis that certain actions they intended to take, including the solicitation of proxies by this proxy statement, might be sufficient to have the Shareholders Committee be deemed a "group" for purposes of Section 13 of the Securities Exchange Act of 1934. The members of the Shareholders Committee have subsequently amended this Schedule 13D from time to time as events have warranted.

Also on that date, the members of the Shareholders Committee delivered to Weis Markets a request to call the Special Meeting of shareholders and a notice of their intent to present business and make nominations thereat. The business and nominations to be presented at that special meeting are those that are described in this proxy statement.

Simultaneously with these actions the Shareholders Committee issued a press release calling on Weis Markets to voluntarily change the composition of the Board of Directors to better represent the entire shareholder base of Weis Markets and to establish a special committee of directors to evaluate the strategic options available to Weis Markets for maximizing shareholder value, including through possible business combination and merger transactions.

On December 2, 1999, Weis Markets issued a press release stating that it would oppose the actions of the Shareholders Committee and that Weis Markets was not for sale (although the press release stated that it was actively working with its financial advisors to study a range of alternatives to create value).

On December 7, 1999, Weis Markets issued a press release announcing that the Board of Directors established a special committee of directors to evaluate and consider responses to our proposals. According to the press release, this special committee consists of all directors other than Michael M. Apfelbaum and Joseph I. Goldstein, who are affiliated with the Shareholders Committee. Accordingly, four of the five members of this committee are management employees of Weis Markets, a composition which we believe is far from representative of the interests of all shareholders.

On December 8, 1999, the Shareholders Committee issued a further press release strongly renewing its call on Weis Markets to set a record date and give notice of a special meeting, to be convened no later than February 7. In this press release, the Shareholders Committee stressed that it remained open to all options that would deliver full and fair value to all shareholders of the Weis Markets and its belief that any consideration of such options must start with a fair and informed evaluation of the potential for strategic merger combinations involving Weis Markets.

Later on December 8, Weis Markets issued a press release acknowledging that, under Weis Markets' By-Laws, Weis Markets was obligated to hold a special meeting before the end of February, and stating that it would announce record and meeting dates in an appropriate and timely manner.

A copy of the initial (November 30, 1999) press release issued by the Shareholders Committee is attached to this proxy statement as Annex X.

                          THE SPECIAL MEETING PROPOSALS


At the Special Meeting, shareholders will be asked to consider and vote on the Special Meeting Proposals set forth below.


PROPOSAL NO. 1:  THE DIRECTOR REMOVAL RESOLUTION


Our goal is to reconstitute the Board of Directors to more fully represent the interests of all shareholders. We believe our nominees will, subject to their fiduciary duties under applicable law, be committed to our goals of increasing shareholder value and liquidity. We are asking you to vote at the Special Meeting to remove the entire Board of Directors to allow our nominees to constitute a majority of the Board.

Although the terms of the current Board of Directors expire at the 2000 Annual Meeting, there can be no assurance that before the Special Meeting one or more of the current Board of Directors will not have ceased to be a director (by reason of resignation or otherwise) and have been succeeded by another person appointed by the incumbent directors. Accordingly, the GOLD Proxy provides for the removal of each of the current member of the Board and all other persons who are serving as directors when the removal becomes effective. Section 1726 of the Pennsylvania Business Corporation Law authorizes these actions, with or without cause, by a vote of a majority of the shares voted at the Special Meeting if at least a majority of the shares of common stock entitled to vote at the Special Meeting are represented at that meeting.


The full text of the Director Removal Resolution is contained in Annex I to this proxy statement.

                  WE STRONGLY RECOMMEND A VOTE FOR THE REMOVAL
                      OF THE CURRENT BOARD OF WEIS MARKETS

PROPOSAL NO. 2:  THE ELECTION OF DIRECTORS RESOLUTION


As the second step of the reconstitution of the Board of Directors, if the Directors Removal Resolution is approved, we are asking you to elect at the Special Meeting the nominees named below as directors of Weis Markets, to serve until the next annual meeting of shareholders and until their successors shall have been duly elected and qualified. Under Pennsylvania law and the By-Laws, shareholders are permitted to cumulate their votes in election of directors. Under cumulative voting, a shareholder may cast a number of votes equal to the number of shares the shareholder holds of record on the record date, multiplied by the number of directors to be elected. The nominees receiving the greatest number of votes cast at the Special Meeting will be elected to the Board of Directors, up to the number of director positions to be filled at the Special Meeting. By executing and returning the GOLD proxy, you will be granting the proxies named on the GOLD proxy card power to vote all shares represented by such proxy card for only our four nominees as set forth on such card.

Our nominees include two incumbent members of the Board of Directors: Michael M. Apfelbaum and Joseph I. Goldstein, and two additional nominees, John S. Furst and Jeffrey E. Perelman. Mr. Apfelbaum and Mr. Goldstein are members of the Shareholders Committee and share the concerns and goals of the Shareholders Committee as outlined in this proxy statement. Mr. Furst and Mr. Perelman are independent professional businessmen who have indicated to the members of the Shareholders Committee that they are supportive of the platform enunciated in this proxy statement, and will strive to exercise their fiduciary duties and represent the interests of all shareholders through the exercise of their independent business judgment.

We intend to vote the shares beneficially owned by us such that, when aggregated with any other shares with respect to which proxies are granted in favor of the Election of Directors Resolution, tha maximum number of our nominees will be elected to the Board of Directors. As noted above, Weis Markets allows cumulative voting of directors. Due to the effect of cumulative voting, the shares held by the Shareholders Committee constitute sufficient voting power to cause the election of three directors to the Board of Directors at any election of directors, and we require only such number of shares as is equal to approximately (x) [__] million shares minus (y) 50% of the total number of shares outstanding which are either absent or are otherwise not voted at the Special Meeting in favor of any director nominee, voting in favor of our nominees in order to elect a fourth nominee to the Board of Directors in an election of directors.

The size of the Weis Markets Board is currently seven directors, and if approved the Board Size Resolution would fix the size at that number unless shareholders of Weis Markets approved a change. Accordingly, we currently expect that removal of the entire Board of Directors pursuant to the Removal of Directors Resolution will create seven vacancies on the Board of Directors and we have taken steps to ensure that at least seven director candidates will be placed in nomination. Consistent with the views of the Shareholders Committee regarding the appropriate representation of shareholders interests on the Board, we are proposing a slate of four nominees to be elected as directors. If a majority of the votes cast at the Special Meeting are cast in favor of our slate, our nominees will constitute a majority of the Board of Directors. Because we are committed to a Board of Directors that fairly reflects each of Weis Markets' shareholder constituencies, we do not oppose the re-election of Robert F. Weis, Norman S. Rich or Jonathan H. Weis (or, as an alternative to any one of them, Richard Shulman or such other person as

Robert Weis and Ellen Wasserman should nominate) to fill three of the seats on the Board and to serve along with our four nominees.


Our nominees have furnished us with the following information concerning their principal occupations, business addresses and certain other matters. All of our nominees are citizens of the United States.

Shareholders Committee nominees

   Michael M. Apfelbaum (39) is engaged in the private practice of law as a Partner with the firm of Apfelbaum, Apfelbaum and Apfelbaum of Sunbury, Pennsylvania. Mr. Apfelbaum serves as a Co-Counsel for the Charles B. Degenstein Foundation and as City Solicitor to the City of Sunbury. Mr. Apfelbaum has been a member of the Board of Directors since 1996. Mr. Apfelbaum's business address is: Apfelbaum, Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801.


   John S. Furst (68) has been President of Manufacturer's Leasing and Finance, Inc. since 1995, President of S.F.K. Inc. since 1995 and was President of Aluminum Tank and Truck Accessories from 1996 to 1999. Until his retirement on February 1, 1993, Mr. Furst worked as a certified public accountant and was a partner for 25 years with Coopers & Lybrand, spending the final 12 years of his employment as a member of the governing body of the firm. From November 1993 through March 1995, Mr. Furst was a consultant to the Chairman of Coopers & Lybrand. Mr. Furst's business address is: 190 Shady Shores Drive, Mabank, TX 75147-9133.


   Joseph I. Goldstein (57) is engaged in the private practice of law as a Partner with the firm of Kirkpatrick and Lockhart, LLP, Washington D.C. Until October 1999, he was engaged in the private practice of law as a Partner with the firm of Crowell & Moring, Washington, D.C. Prior to joining Crowell & Moring in 1995, he was an Associate Director of the Division of Enforcement, United States Securities and Exchange Commission. Mr. Goldstein has been a member of the Board of Directors since 1995. Mr. Goldstein's business address is: Kirkpatrick and Lockhart, LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800.

   Jeffrey E. Perelman (50) has served as Chief Executive Officer of the following companies for the last 5 years: DentalEZ Group, Columbia Dentoform, Schiller-Pfeiffer, Inc., Newton Tool & Mfg. Company, General Machine Corporation, United Ammunition Container and JEP Management, Inc. Mr. Perelman has served as Chief Executive Officer of Den-Tal-Ez Alabama, Inc. since 1997 and as Chief Executive Officer of

   Mantis Europe, Inc. since 1995. Mr. Perelman's business address is: JPE Management, Inc., Plymouth Corporate Center, 625 Ridge Pike, Conshohocken, PA 19096.


Each of Messrs. Apfelbaum, Goldstein, Furst and Perelman have consented to serve as a director if elected and to be named as nominees of the Shareholders Committee in this proxy statement.


Weis Markets currently has seven Directors, all of whose terms will expire at the next Annual Meeting of shareholders of Weis Markets in 2000. Each of the nominees specified above, if elected, would hold office until the 2000 Annual Meeting and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although we have no reason to believe that any of our nominees will be unable to serve as directors, we reserve the right to nominate an additional person in his stead, including any other member of the Shareholders Committee.


The full text of the Election of Directors Resolution is contained in Annex II to this proxy statement. Presentation of the Election of Directors Resolution is contingent upon shareholder approval of the Director Removal Resolution. If the Board of Directors is not removed, no vacancies will be created to which new directors may be elected.


                  WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION
                  OF THE NOMINEES OF THE SHAREHOLDERS COMMITTEE

PROPOSAL NO. 3:  THE BOARD COMPOSITION RESOLUTION


The Board Composition Resolution provides that a majority of the Board of Directors shall consist of directors who are not employees of Weis Markets. This provision would bring Weis Markets in line with "best practices" corporate governance principles. We believe that having a majority of the Board of Directors consist of directors who are also management employees of Weis Markets is inconsistent with the interests of the broad shareholder base. This shareholder base includes holders of a substantial majority of the common stock whose interests are not directly aligned with those of management directors.


The full text of the Board Composition Resolution is contained in Annex III to this proxy statement.

                          WE STRONGLY RECOMMEND A VOTE
                      FOR THE BOARD COMPOSITION RESOLUTION

PROPOSAL NO. 4:  THE SHAREHOLDER VALUE RESOLUTION

The Shareholders Committee believes that the value of the common stock would likely be maximized through the merger or other business combination transaction of Weis Markets to or with an unaffiliated third party, and recommends actions to be taken by the Board of Directors to enhance shareholder value.


The Shareholder Value Resolution requests that the Board establish a special committee consisting of directors representative of all shareholder interests to consider and evaluate the strategic options available to Weis Markets for maximizing shareholder value and providing enhanced liquidity to shareholders including through possible business combination and merger transactions. The Shareholder Value Resolution requests that Weis Markets require that any and all overtures (whether formal or informal) by any unaffiliated third parties received by Weis Markets or any of its officers or directors concerning such a possible sale or merger are to be reported to the full Board of Directors, that all bona fide overtures be explored in full and that offers from any such persons should be solicited and not discouraged, with a full report of such matters to be made to the shareholders of Weis Markets.

While under applicable laws the Shareholder Value Proposal may not be legally binding on Weis Markets, it serves to state those steps that the Shareholders Committee believes the Board of Directors should take in order to fulfill its obligations to shareholders to maximize shareholder value. There can also be no assurance that, even if the Shareholder Value Resolution is adopted, such a transaction will be completed.


The full text of The Shareholder Value Resolution is contained in Annex IV to this proxy statement.

                          WE STRONGLY RECOMMEND A VOTE
                      FOR THE SHAREHOLDER VALUE RESOLUTION

PROPOSAL NO. 5:  THE BOARD SIZE RESOLUTION

The By-Laws of Weis Markets provide that the size of the Board of Directors shall be fixed from time to time by resolution of the Board of Directors or the shareholders and shall consist of not less than three directors. According to the information made publicly available by Weis Markets as of the date of this preliminary proxy statement, there are currently seven directors on the Board of Directors. Adoption of the Board Size Resolution would fix the number of directors at its present number of seven. This amendment would further provide that such By-Law may not be amended, or any new By-Law provision which is in any way inconsistent therewith, be adopted, without approval of the shareholders. Section 1504(a) of the Pennsylvania Business Corporation Law authorizes this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of common stock are represented at the meeting.


The Board Size Resolution is designed to prevent the current Board of Directors from frustrating the ability of the shareholders to elect a majority of the Board of Directors through the election of all four of our nominees.


We believe that the Board of Directors' ability to attempt to change the size of the Board of Directors under the circumstances is limited by its fiduciary duties. However, by fixing the number of Board of Directors seats at seven, adoption of the Board Size Resolution will ensure that the election contest at the Special Meeting will take place on a level playing field.

The full text of The Board Size Resolution is contained in Annex V to this proxy statement.

                      WE STRONGLY RECOMMEND A VOTE FOR THE
                              BOARD SIZE RESOLUTION

PROPOSAL NO. 6:  THE BY-LAWS REPEAL RESOLUTION

The By-Laws Repeal Resolution would repeal any and all amendments made by the Board of Directors to the By-Laws following November 30, 1999, other than those provisions, if any, which were duly approved by the shareholders. This resolution also will provide that, without the approval of the shareholders, the Board of Directors may not thereafter amend any section of the By-Laws affected by such repeal or adopt any new By-Law provision in a manner which serves to reinstate any repealed provision or any similar provision. Section 1504(a) of the Pennsylvania Business Corporation Law authorizes this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of common stock are represented at the meeting.


The By-Laws Repeal Resolution is intended to repeal any By-Law changes that the Board of Directors may attempt to make prior to the Special Meeting. Although we are currently unaware of any specific By-Law provisions which would be repealed by adoption of the By-Laws Repeal Resolution, adoption of the By-Laws Repeal Resolution would render ineffective any attempted modification of the By-Laws by the Board of Directors, whether intended to frustrate the ability of the shareholders to elect our nominees or adopt any of the other Special Meeting Proposals or otherwise. The By-Laws Repeal Resolution is intended to guarantee that any By-Law amendment adopted after November 30, 1999 will be repealed so as to prevent the Board of Directors from altering the By-Laws prior to the

Special Meeting without shareholder approval and to prevent the Board of Directors after the Special Meeting from amending any section of the By-Laws affected by such repeal or adopting any new By-Law provision in a manner which serves to reinstate any repealed provision or any similar provision.

Although adoption of the By-Laws Repeal Resolution would generally repeal previously undisclosed By-Law amendments without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

The full text of the By-Laws Repeal Resolution is contained in Annex VI to this proxy statement.


                      WE STRONGLY RECOMMEND A VOTE FOR THE
                            BY-LAWS REPEAL RESOLUTION


PROPOSAL NO. 7:  THE OMNIBUS RESOLUTION


In addition, the shareholders will be asked at the Special Meeting to consider the Omnibus Resolution which appoints CT Corporation System as sole judge of election, so as to ensure that the various votes of the shareholders are efficiently and accurately tallied, and sets forth the following order in which the resolutions will be voted upon by the shareholders:


      1.    The Omnibus Resolution;

      2.    The Election Procedures Resolution;

      3.    The By-Laws Repeal Resolution;

      4.    The Board Composition Resolution;

      5.    The Shareholder Value Resolution;

      6.    The Director Removal Resolution; and

      7.    The Election of Directors Resolution.


The full text of the Omnibus Resolution is contained in Annex VII to this proxy statement.

                              WE STRONGLY RECOMMEND
                        A VOTE FOR THE OMNIBUS RESOLUTION

                       INFORMATION ON THE SPECIAL MEETING


Based on currently available public information, a quorum will exist at the Special Meeting if holders of at least a majority of the shares of common stock outstanding and entitled to vote at the Special Meeting are present in person or by proxy. If a quorum is present at the Special Meeting, the shareholders may remove the Board of Directors by a majority of the votes cast at the Special Meeting. Once the current Board of Directors is removed, shareholders may elect new directors to fill vacancies on the Board.

If the shareholders present at the Special Meeting in person or by proxy are entitled to vote to elect new directors, their votes may be cumulated and the nominees receiving the greatest number of votes will be elected, up to the number of nominees to be elected at the Special Meeting. Once elected to the Board of Directors, each director will serve until the next annual meeting and thereafter until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

The GOLD Proxy will be voted at the Special Meeting in accordance with your instructions. You may vote FOR the By-Law amendments, FOR the removal of the current directors, FOR the election of our nominees as directors of Weis Markets, FOR the Shareholder Value Resolution and FOR the Omnibus Resolution, or withhold authority to vote for the By-Law amendments, for the removal of for the current directors, for the election of the nominees, and for the Omnibus Resolution by marking the proper boxes on the GOLD Proxy. You also may withhold your vote from any of the nominees by writing the name of such nominee in the space provided on the GOLD Proxy Card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GOLD PROXY FOR THE SPECIAL MEETING PROPOSALS IN THEIR ENTIRETY, INCLUDING FOR THE ELECTION OF EACH OF OUR NOMINEES, PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.

                                PROXY PROCEDURES

In order for your views on the proposals to be heard by Weis Markets and represented at the Special Meeting, please mark, sign and date the enclosed GOLD Proxy and return it to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010, in the enclosed postage paid envelope in time to be voted at the Special Meeting. Execution of the GOLD Proxy will not affect your right to attend the Special Meeting and to vote in person.

You are eligible to execute a GOLD Proxy only if you owned the common stock on the record date. If you own your shares of common stock "beneficially" (i.e., deriving the economic benefits of ownership thereof or having the power to vote or dispose of such shares), but not "of record" (i.e., having one's name recorded on the stock transfer records of Weis Markets), or if your ownership of shares is through a broker, bank, other financial institution or other record holder, you should contact your broker, bank, other financial institution or other record holder and instruct such person or entity to execute the GOLD Proxy on your behalf. If you acquired shares after the Record Date without a proxy, you may not execute a GOLD Proxy to vote at the Special Meeting with respect to such shares. You will retain the right to execute a proxy card in connection with this proxy solicitation even if you sell your shares after the record date.

If you execute and deliver a proxy, it may subsequently be revoked by delivering written notice of revocation to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 or Weis Markets or by your vote at the Special Meeting. A revocation may be in any written form validly signed and dated by you as long as it clearly states that your prior proxy is no longer effective. Any validly signed and dated revocation will supersede any previously dated or undated GOLD Proxy. To be effective, your written notice of revocation must be signed, dated and delivered prior to the Special Meeting.

If you sign, date and deliver a GOLD Proxy and thereafter, on one or more occasions, sign, date and deliver a later-dated proxy, the latest-dated proxy will be controlling as to your vote and will replace your prior proxy or proxies. However, any later-dated proxy will be of no effect if it is delivered after the Special Meeting. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT AT THE SPECIAL MEETING.

If Weis Markets chooses to oppose our proposals and if, in such instance, you sign a proxy revocation card sent to you by Weis Markets, you may override that revocation by returning to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 a subsequently dated and signed GOLD Proxy.

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS


The members of the Shareholders Committee, was well as Messrs. Apfelbaum, Goldstein, Furst and Perelman in their capacity as nominees, may be deemed to be "participants" (as defined in Instruction 3 to Item 4 of Rule 14a-101 of the Securities and Exchange Commission under the Exchange Act) in this proxy solicitation. Certain information relating to the beneficial ownership of common stock by the participants in this solicitation and certain other information is contained in Annex VIII to this proxy statement and is incorporated in this proxy statement by reference.


   OTHER REPRESENTATIVES OF THE SHAREHOLDERS COMMITTEE WHO ALSO MAY ASSIST IN
                           THE SOLICITATION OF PROXIES


In connection with Salomon Smith Barney's engagement as our financial advisor, we anticipate that certain employees of Salomon Smith Barney may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the proxy solicitation. Salomon Smith Barney will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. See "General Information" below. The principal business address of Salomon Smith Barney is 388 Greenwich Street, New York, New York, 10013. Additional information regarding Salomon Smith Barney is contained in Annex VIII to this Proxy Statement and is incorporated in this proxy statement by reference.


                               GENERAL INFORMATION


This proxy statement and the accompanying GOLD Proxy Card are first being furnished to shareholders on or about [___________________]. Executed proxies may be solicited by mail, advertisement, telephone, telecopier and in person. Solicitation may be made by members of the Shareholders Committee, none of whom will receive compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

In addition, we have retained MacKenzie Partners, Inc. as our information agent and to solicit proxies in connection with the Special Meeting. We have agreed to reimburse MacKenzie Partners, Inc. for its reasonable expenses and to pay to MacKenzie Partners, Inc. fees not to exceed $[_______].

MacKenzie Partners, Inc. will employ approximately [__] people in its efforts. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses.

The members of the Shareholders Committee also have retained Salomon Smith Barney to provide certain financial advisory services in connection with our solicitation of proxies for the Special Meeting. Salomon Smith Barney is engaged in providing a full range of banking, securities trading, market making and brokerage services to institutional and individual clients, and will employ approximately 10 people in its efforts.

In connection with the engagement of Salomon Smith Barney as our financial advisor, members of the Shareholders Committee have entered into an engagement letter agreement with Salomon Smith Barney. Pursuant to this engagement letter, Salomon Smith Barney has agreed to perform such customary financial advisory and investment banking services as are reasonably requested in connection with a potential transaction, including the sale, transfer or other disposition of, or special dividend with respect to, all or a significant portion of the shares of common stock beneficially owned by the members of the Shareholders Committee and certain members of those persons' families.

Salomon Smith Barney is entitled to receive fees for its services under this engagement letter as follows: (a) $250,000 promptly upon execution of the engagement letter; (b) $250,000 following successful completion of a proxy solicitation, action by written consent, negotiated settlement or other event pursuant to which the Shareholders Committee nominees represent a majority of the Board of Directors of Weis Markets; (c) an additional fee determined by multiplying the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable to the members of the Shareholders Committee who become parties to this engagement letter in respect of the shares of common stock held by them in connection with a transaction (the applicable percentage will be based on the percentage premium of the transaction value on a per-share basis over a base price of $35.375 (the closing price of the common stock on November 26, 1999) and will vary from 0.25% for premiums to the base price of 0% or less to 0.75% for premiums to the base price of 40% or more); and (d) without duplication of the transaction fee, an additional fee based on the value of any special dividend that is paid to the members of the Shareholders Committee, and is not included in the value of any transaction for which a fee is payable pursuant to clause (c). Amounts payable pursuant to clauses (c) or (d) of the preceding sentence will be reduced, without duplication, by any amounts previously paid under clauses (a) and (b) of the preceding sentence. Under this engagement letter, Salomon Smith Barney is also entitled to reimbursement of its reasonable expenses, including reasonable fees and expenses of Salomon Smith Barney's legal counsel in connection with the engagement of up to $10,000.

The members of the Shareholders Committee have also agreed to use reasonable efforts, subject to the fiduciary duties of such persons, to cause Weis Markets to retain Salomon Smith Barney as its exclusive financial advisor in connection with a review of strategic alternatives and the execution thereof, for which Salomon Smith Barney would be entitled to receive a normal and customary fee from Weis Markets for such transaction in lieu of the payment by the members of the Shareholders Committee of further fees under this engagement letter.


In addition to the foregoing, the Reporting Persons who are parties to the Engagement Letter have also entered into a customary indemnification agreement with Salomon Smith Barney in connection with Salomon Smith Barney's engagement.


The total costs incurred to date in connection with this solicitation are not in excess of $[__________] and we expect that total costs incurred in connection with this solicitation will not exceed $[__________]. If our nominees are elected, we may ask Weis Markets to reimburse us for costs and expenses incurred in connection with this solicitation. We do not intend to submit this request to Weis Markets shareholders for their approval.


                             ADDITIONAL INFORMATION

The principal executive offices of Weis Markets are at 1000 South Second Street, Sunbury, Pennsylvania 17801. Except as otherwise noted herein, the information concerning Weis Markets has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Weis Markets to disclose events that may affect the significance or accuracy of such information.

For information regarding the security ownership of certain beneficial owners and the management of Weis Markets, see Annex IX.

                                    Janet C. Weis
                                    Susan Weis Mindel
                                    Joel Mindel
                                    Nancy Weis Wender
                                    Ellen Weis Goldstein
                                    Joseph I. Goldstein
                                    Sidney Apfelbaum
                                    Michael M. Apfelbaum


IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A PROXY WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A GOLD PROXY TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CONTACT MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885 OR CALL COLLECT AT
(212) 929-5500.

                                                                         ANNEX I

                           DIRECTOR REMOVAL RESOLUTION

RESOLVED, that the current Board of Directors be removed in its entirety, including without limitation any of the following who are members of the Board of Directors as of the Special Meeting: Robert F. Weis, Norman S. Rich, William R. Mills, Jonathan H. Weis, Michael M. Apfelbaum, Joseph I. Goldstein and Richard E. Shulman.

                                                                        ANNEX II

                        ELECTION OF DIRECTORS RESOLUTION

RESOLVED, that each of Michael M. Apfelbaum, John S. Furst, Joseph I. Goldstein and Jeffrey E. Perelman be elected to fill four of the seven vacancies on the Board of Directors resulting from the Director Removal Resolution for the balance of the terms of the present directors and until their successors are elected and qualified.

                                                                       ANNEX III

                          BOARD COMPOSITION RESOLUTION

RESOLVED, that the By-Laws of the Company be, and they hereby are, amended, effective at the time this resolution is approved by the shareholders of the Company, by adding the following after the last sentence of Section 4-01 of the By-Laws:

          No person who is an officer or employee of the Company shall be appointed, or nominated for election, to the Board of Directors, and no incumbent director shall become an officer or employee of the Company (other than to the extent such person is deemed to be an officer solely because such person is named Chairman of the Board of Directors), if after giving effect to such nomination, appointment or employment, a majority of the directors are persons who are or would be officers or employees of the Company. The membership of the Board of Directors shall reflect, as fully as possible, the composition of the Company's shareholder base, including its substantial shareholders, in proportion to the percentage of the outstanding voting shares of the Company's capital stock held by such shareholders. The Board of Directors may not amend or repeal this Section or adopt any new By-Law provision that is inconsistent in any manner with this Section.

                                                                        ANNEX IV

                          SHAREHOLDER VALUE RESOLUTION

RESOLVED, that the shareholders of the Company, hereby request that the Board of Directors of the Company promptly (i) establish a committee of directors representative of all shareholder interests to consider and evaluate the strategic options available to the Company for maximizing shareholder value and providing enhanced liquidity to shareholders, including through possible business combination and merger transactions, and (ii) require that any and all overtures (whether informal or formal) by any unaffiliated third parties received by the Company or any of its officers or directors concerning such a possible sale or merger are to be reported to the full Board of Directors of the Company, that all such bona fide overtures should be explored in full and that offers from any such persons should be solicited and not discouraged, with a full report of such matters to be made to the shareholders of the Company.

                                                                         ANNEX V

                              BOARD SIZE RESOLUTION

RESOLVED, that the By-Laws of Weis Markets be and they hereby are amended, effective at the time this resolution is approved by the shareholders of the Company, by deleting the first two sentences of Section 4-01 in their entirety and replacing them with the following sentence:

          The business and affairs of the Company shall be managed and controlled by a Board of Directors, which shall be fixed at seven
          (7) members, who shall be persons of full age.

                                                                        ANNEX VI

                            BY-LAWS REPEAL RESOLUTION

RESOLVED, that any and all amendments made by the Board of Directors to the By-Laws on or after November 30, 1999 be repealed, other than those provisions that were duly approved by the shareholders of the Company, and that, without the approval of the shareholders of the Company, the Board of Directors may not thereafter amend any section of the By-Laws affected by such repeal or adopt any new By-Law provision in a manner which serves to reinstate any repealed provision or any similar provision.

                                                                       ANNEX VII

                               OMNIBUS RESOLUTION

RESOLVED, that each of the resolutions of the Proponents be voted upon by the shareholders of the Company in the following order:

      1.    The Omnibus Resolution;

      2.    The By-Laws Repeal Resolution;

      3.    The Board Composition Resolution;

      4.    The Shareholder Value Resolution;

      5.    The Director Removal Resolution;

      6.    The Election of Directors Resolution;


and further, that, pursuant to Section 1765 of the Pennsylvania Business Corporation Law and Section 3-11 of the Company's By-Laws, CT Corporation System, and/or a representative thereof, be appointed as sole judge of election at this meeting and that such judge of election shall, promptly following the closing of the polls, make at this meeting a written report and execute a certificate with respect to each resolution or other item of business considered at this meeting, which report and certificate shall be made available for inspection to each shareholder present at this meeting as promptly as practicable following the casting of votes thereon, with respect to the number of votes duly cast, in person of by proxy or otherwise, in favor or against, or abstaining or withholding authority with respect to, each such resolution or other items of business.

                                                                      ANNEX VIII

                             BENEFICIAL OWNERSHIP OF
                   SHARES BY PARTICIPANTS IN THE SOLICITATION
                            AND CERTAIN OTHER PERSONS

The principal business addresses of each of the members of the Shareholders Committee and of Messrs. Furst and Perelman are set forth below.

             NAME                                   ADDRESS

------------------------------  ------------------------------------------------

Janet C. Weis.................  c/o Michael M. Apfelbaum, Esq., Apfelbaum,
                                Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801

Michael M. Apfelbaum..........  Apfelbaum, Apfelbaum & Apfelbaum, 43 South
                                Fifth Street, Sunbury, PA  17801

Sidney Apfelbaum..............  Apfelbaum, Apfelbaum & Apfelbaum, 43 South
                                Fifth Street, Sunbury, PA  17801

Susan Weis Mindel.............  c/o Michael M. Apfelbaum, Esq., Apfelbaum,
                                Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801

Joel Mindel...................  c/o Michael M. Apfelbaum, Esq., Apfelbaum,
                                Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801

Nancy Weis Wender.............  c/o Michael M. Apfelbaum, Esq., Apfelbaum,
                                Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801

Ellen Weis Goldstein..........  c/o Michael M. Apfelbaum, Esq., Apfelbaum,
                                Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801

Joseph I. Goldstein...........  Kirkpatrick & Lockhart, LLP, 1800 Massachusetts
                                Avenue, N.W., Washington, DC  20036-1800

John S. Furst.................  190 Shady Shores Drive, Mabank, Texas
                                75147-9133

Jeffrey E. Perelman...........  1 Cherry Lane, Wynwood, Pennsylvania  19096

As of the date of this proxy statement, the members of the Shareholders Committee and Messrs. Furst and Perelman may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) the following number of shares of common stock of Weis Markets:


                                                                PERCENT OF
                NAME                           SHARES          OUTSTANDING*
--------------------------------------      -----------        -------------

Janet C. Weis......................         8,132,411(1)           19.5%

Michael M. Apfelbaum...............         3,809,009(2)            9.1

Sidney Apfelbaum...................         2,598,903(3)            6.2

Susan Weis Mindel..................         3,490,216(4)            8.3

Joel Mindel........................            12,150               0.03

Nancy Weis Wender..................         3,381,463(5)            8.1

Ellen Weis Goldstein...............         3,473,761(6)            8.3

Joseph I. Goldstein................            10,097               0.02


Shareholders Committee (in the             17,090,626              40.9
aggregate):........................


John S. Furst......................                 0               0

Jeffrey E. Perelman................                 0               0




(1) Includes 8,087,773 shares of common stock held by Weis Family Holdings, L.P.

(2) Includes 3,781,945 shares held by the trusts under the Claire Gross Weis Deed of Trust (the "Claire Weis Trusts") and 24,064 shares held by certain Apfelbaum family trusts, each of which Michael M. Apfelbaum is co-trustee. Michael M. Apfelbaum has shared voting and dispositive power over the shares held in the Claire Weis Trusts, sole voting and dispositive power over 88 of the shares, and sole voting and no dispositive power over 23,976 of the shares, held in the Apfelbaum family trusts.

(3) Includes 2,408,526 shares held by the Charles Degenstein Charitable Foundation, 82,364 shares held by the Lore Degenstein QTIP Trust,



----------


* Based on information regarding the total number of outstanding shares of Company common stock set forth in Weis Markets' Quarterly Report on Form 10-Q for the period ended September 25, 1999 of Weis Markets.

    65,520 shares held by the Lore Degenstein Charitable Remainder Unitrust, 7,500 shares held by the Zweifler Family Trust, 7,500 shares held by the Walter Zweifler Trust and 3,000 shares held by the Jane Zweifler Trust, each of which Sidney Apfelbaum is co-trustee. Sidney Apfelbaum has sole voting and dispositive power over the 2,408,526 shares held by the Charles Degenstein Charitable Foundation and shared voting and dispositive power over the shares otherwise identified in this note 3.

(4) Includes 29,797 shares held by the Janet C. Weis 1997 Charitable Remainder Unitrust, 28,600 shares held by the Janet C. Weis 1997 Charitable Lead Unitrust, 26,184 shares held by the Janet C. Weis Grantor Retained Annuity Trust #3, 43,081 held by the Janet C. Weis Grantor Retained Annuity Trust #4 (collectively, the "Janet Weis Trusts"), 1,512,778 shares held by certain of the Claire Weis Trusts, 58,154 shares held by the Wendy Lynn Mindel 1998 Trust and 54,042 shares held by the Emily Beth Mindel 1998 Trust, each of which Susan Weis Mindel is a co-trustee. Susan Weis Mindel has shared voting and dispositive power over each of the shares identified in this note 4.

(5) Includes 29,797 shares held by the Janet C. Weis 1997 Charitable Remainder Unitrust, 28,600 shares held by the Janet C. Weis 1997 Charitable Lead Unitrust, 26,184 shares held by the Janet C. Weis Grantor Retained Annuity Trust #3, 43,081 held by the Janet C. Weis Grantor Retained Annuity Trust #4 (collectively, the "Janet Weis Trusts"), and 1,512,778 shares held by certain of the Claire Weis Trusts, each of which Nancy Weis Wender is a co-trustee. Nancy Weis Wender has shared voting and dispositive power over each of the shares identified in this note 5.

(6) Includes 29,797 shares held by the Janet C. Weis 1997 Charitable Remainder Unitrust, 28,600 shares held by the Janet C. Weis 1997 Charitable Lead Unitrust, 26,184 shares held by the Janet C. Weis Grantor Retained Annuity Trust #3, 43,081 held by the Janet C. Weis Grantor Retained Annuity Trust #4 (collectively, the "Janet Weis Trusts"), 1,512,778 shares held by certain of the Claire Weis Trusts, 58,154 shares held by the Laura Ann Goldstein 1999 Trust and 54,042 shares held by the Paul Weis Goldstein 1999 Trust, each of which Ellen Weis Goldstein is a co-trustee. Ellen Weis Goldstein has shared voting and dispositive power over each of the shares identified in this note 6.

                      PRINCIPAL OCCUPATION OF PARTICIPANTS

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on with respect to each participant is set forth below:

                                                   ORGANIZATION IN WHICH
                                                    SUCH EMPLOYMENT IS
       PARTICIPANT       PRINCIPAL EMPLOYMENT           CARRIED OUT
----------------------   --------------------      ---------------------

Janet C. Weis             Homemaker,               Self-employed
                          Philanthropist and
                          Author

Susan Weis Mindel         Consultant               Self-employed

Joel S. Mindel            Physician                Self-employed

Nancy Weis Wender         Clinical Counselor       Self-employed

Ellen Weis Goldstein      Student                  N/A

Joseph I. Goldstein       Attorney                 Kirkpatrick & Lockhart, LLP
                                                   1800 Massachusetts Avenue,
                                                   N.W.
                                                   Washington, DC  20036

Sidney Apfelbaum          Attorney                 Apfelbaum, Apfelbaum &
                                                   Apfelbaum
                                                   43 South Fifth Street
                                                   Sunbury, PA  17801

Michael M. Apfelbaum      Attorney                 Apfelbaum, Apfelbaum &
                                                   Apfelbaum
                                                   43 South Fifth Street
                                                   Sunbury, PA  17801

John S. Furst             Retired (formerly a      N/A
                          certified public
                          accountant and partner
                          in Coopers & Lybrand)

Jeffrey E. Perelman       Businessman and          JEP Management, Inc.
                          Executive                625 Ridge Pike
                                                   Conshohocken, PA  19428


                     TRANSACTIONS IN WEIS MARKETS SECURITIES

The following members of the Shareholders' Committee have purchased or sold the following shares of common stock of Weis Markets within the last two years:

                                           SHARES OF
                                         COMMON STOCK       PRICE
    PARTICIPANT      TRANSACTION DATE   PURCHASED/SOLD    PER SHARE
------------------   ----------------   --------------    ---------

Janet C. Weis ....        4/19/99            6,500           $35

Janet C. Weis ....        3/05/99            7,500          $36 3/8

In addition, Michael M. Apfelbaum and Joel S. Mindel have participated in the Weis Markets Dividend Reinvestment Plan within the two years.

                            COMPENSATION OF DIRECTORS


Joseph I. Goldstein and Michael M. Apfelbaum are existing directors of Weis Markets and receive, with respect to Weis Markets' 1999 fiscal year, an annual retainer of $16,000 and an additional $1,000 for each regular meeting attended. In addition, Messrs. Goldstein and Apfelbaum are members of the Board of Director's Audit and Compensation Committees and receive $700 for each meeting of such committee they attend.


                          CERTAIN RELATED TRANSACTIONS


Michael M. Apfelbaum is a partner in the law firm of Apfelbaum, Apfelbaum and Apfelbaum; at the request of the management of Weis Markets, such firm provided legal services to Weis Markets during 1999, the remuneration for which was not material to such firm.

Central Properties, Inc., a Pennsylvania corporation, owns the land under a Weis Markets store and an adjacent parking lot in Lebanon, Pennsylvania. Central Properties leases these properties to Weis Markets for rent payments which totaled $79,969 in 1998. The stockholders of Central Properties include Robert
F. Weis and family members of Michael M. Apfelbaum, Joseph I.
Goldstein and Jonathan H. Weis.

Except as otherwise set forth in this Annex VIII, no member of the Shareholders Committee or nominee or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any shares of common stock. There have not been any transactions since the beginning of the last fiscal year of Weis Markets and there is not any currently proposed transaction to which Weis Markets or any of its subsidiaries was or is to be a party, in which the members of the Shareholders Committee or any associate or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation had or will have a direct or indirect material interest. Other than the directorships contemplated by the Special Meeting Proposals and compensation arrangements with Joseph I. Goldstein and Michael M. Apfelbaum in their capacities as directors of Weis Markets, none of the members of the Shareholders Committee or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has any arrangement or understanding with any person with respect to any future employment by Weis Markets or its affiliates, or with respect to any future transactions to which Weis Markets or its affiliates may or will be a party.


In the ordinary course of its business, Salomon Smith Barney maintains customary arrangements and may effect transactions in the securities of Weis Markets for the accounts of its customers. As of November 29, 1999, Salomon Smith Barney did not beneficially own any common stock, and held of record 365,667 shares of Weis Markets common stock for customer accounts.

                                                                        ANNEX IX

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth share ownership information with respect to persons known to be beneficial owners of more than 5% of the shares of common stock of Weis Markets. With respect to Robert F. Weis and Ellen W.P. Wasserman, and Mellon Financial Corporation (insofar as such information relates to the Will of Harry Weis as described in note 6 below), such information is presented as it was set forth in the 1999 Proxy Statement of Weis Markets. With respect to the Shareholders Committee and its members, and Mellon Financial Corporation as co-trustee of certain trusts or foundations related to members of the Shareholders Committee, such information is as of November 29, 1999. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock of Weis Markets beneficially owned.


                                                NUMBER
                                              OF SHARES          PERCENT
                                             BENEFICIALLY       OF CLASS
    NAME AND ADDRESS OF BENEFICIAL OWNER      OWNED (1)            (3)
-----------------------------------------    ------------       --------


Shareholders Committee (in the aggregate)    17,090,626          40.9%
   (2)...................................
   c/o Michael M. Apfelbaum
   Apfelbaum, Apfelbaum and Apfelbaum
   43 South Fifth Street
   Sunbury, PA  17801


Robert F. Weis ..........................   12,764,142   (4)    30.6
   c/o Weis Markets, Inc.                                (6)
   1000 South Second Street
   Sunbury, PA  17801-0471

Ellen W.P. Wasserman ....................    3,584,424   (5)     8.6
   c/o Weis Markets, Inc.
   1000 South Second Street
   Sunbury, PA  17801-0471

Mellon Financial Corporation.............   10,431,032   (6)    25.0
   One Mellon Bank Center
   Pittsburgh, PA  15258

-----------
(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person (a) has or shares "voting power", which includes the power to dispose of, or to direct the disposition of, such security or (b) has the right to acquire within 60 days after the date such information was set forth in the 1999 Proxy
     Statement of Weis Markets, and November 29, 1999 with respect to the beneficial ownership of the Shareholders Committee. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest.
(2) Includes shares which may be deemed to be beneficially owned by members of the Shareholders Committee as a "group" as such term is used in
     Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). Additional information regarding the holdings by members of the Shareholders Committee is set forth on the Schedule 13D (and amendments thereto) filed with the Securities and Exchange Commission on November
     30, 1999.
(3) Based on 41,690,125 shares outstanding on September 25, 1999 as disclosed by Weis Markets in its Quarterly Report on Form 10-Q for the quarter then ended.
(4) Of the total 12,764,142 shares listed, Robert F. Weis has sole voting and investment power as to all. This amount includes 6,649,087 shares held in trust under the Will of Harry Weis, with Mellon Financial Corporation and Robert F. Weis as co-trustees.
(5) Of the total 3,584,424 shares listed, Ellen W. P. Wasserman has sole voting and investment power as to all.
(6) Includes 6,649,087 shares held in trust under the Will of Harry Weis, with Mellon Financial Corporation and Robert F. Weis as co-trustees (note 4), 3,781,945 shares held in the Claire Weis Trusts as co-trustee and 2,408,526 shares held by the Charles B. Degenstein Foundation, with Mellon Financial Corporation and Sidney Apfelbaum as co-trustees (note 2).

The following table sets forth, as stated in the 1999 Proxy Statement of Weis Markets (except as otherwise noted below), the name of, and the total number of shares of common stock (if any) beneficially owned (as defined in Rule 13d-3 under the Exchange Act) and the percentage of outstanding shares of common stock beneficially owned by, (a) each director of Weis Markets, (b) the Chairman of the Board and each of the executive officers of Weis Markets and (c) all directors and officers as a group. The information presented below has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Since the 1999 Proxy Statement of Weis Markets, the total outstanding number of shares of common stock has increased to 41,690,125 (based on information provided in the Quarterly Report on Form 10-Q for the quarter ended September 25, 1999 of Weis Markets). Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Weis Markets to disclose events that may affect the significance or accuracy of such information.


                                    SHARES OF STOCK
                                        OF THE
                                      CORPORATION         PERCENT
                                  BENEFICIALLY OWNED         OF
             NAME                 ON FEBRUARY 5, 1999      CLASS
-----------------------------     -------------------     -------
Robert F. Weis...............         12,764,142            30.6%

Norman S. Rich...............             22,373              *

William R. Mills.............              2,000              *

Jonathan H. Weis.............             87,563              *

Michael M. Apfelbaum.........          6,771,863  (1)       16.2

Joseph I. Goldstein..........             10,097              *

Richard E. Shulman...........                216              *

All 14 Directors and
  Officers as a Group........         19,710,770            47.2


-----------
* Less than 1%.


(1) Including 1,717,705 shares held in the Residuary Trust of Sigmund Weis, 3,798,427 shares held in the Claire G. Weis Deed of Trust and 1,228,798 shares held in the Residuary Trust of Clare Elizabeth Degenstein. For information regarding the number of shares that may be deemed to be beneficially owned by Michael M. Apfelbaum, updated to November 30, 1999, see Annex VIII.

                                                                         ANNEX X

                                PRESS RELEASE
                           ISSUED NOVEMBER 30, 1999

                     WEIS MARKETS SHAREHOLDERS COMMITTEE

NEWS RELEASE

FOR IMMEDIATE RELEASE                        Contact:  Donald W. Schuster
                                                       The Torrenzano Group
                                                       (212) 681-1700 ext.103

                MEMBERS OF WEIS FAMILY FILE 13-D SEEKING ENHANCED
               SHAREHOLDER VALUE FOR SHARES OF WEIS MARKETS, INC.

SUNBURY, PA, November 30 -- Certain members of the Weis family and related trusts and foundations (the Shareholders Committee) holding approximately 41% of the outstanding shares of Weis Markets, Inc. (NYSE: WMK) filed a Schedule 13D/A today seeking enhanced shareholder value and increased liquidity for all shares of Weis Markets.

The Shareholders Committee has called upon the Company to change the composition of its Board of Directors to better represent all members of the Weis family and the entire shareholder base and to establish a special committee of directors to evaluate the strategic options that may be available to the Company for maximizing shareholder value, including through possible business combination and merger transactions.

Members of the Shareholders Committee have also delivered a notice pursuant to the Company's by-laws requesting that the Company call a special meeting of its shareholders to consider the election of a reconstituted slate of directors containing additional independent directors and to vote upon certain by-law proposals relating to their stated platform. The Shareholders Committee is filing a preliminary proxy statement today with the Securities and Exchange Commission relating to the proposed special meeting.

John S. Furst and Jeffrey E. Perelman have agreed to serve as directors of the Company in connection with such an election. John S. Furst has significant corporate experience and is a certified public accountant who spent 25 years as a partner at Coopers & Lybrand until 1993 and continues to serve as a senior officer of several companies. Mr. Perelman is a Pennsylvania executive and businessman with extensive experience as the chief executive officer of a number of domestic and European companies and is active in various philanthropic endeavors.

The Shareholders Committee said that it has recently engaged Salomon Smith Barney to act as its financial advisor and to assist it in obtaining increased liquidity and value for the shares owned by its members. Based upon advice received from Salomon Smith Barney, the Shareholders Committee believes that the value that shareholders could receive in a sale or merger transaction involving the Company is likely to be substantially in excess of the current trading range of the Common Stock and that there would likely be strong interest by potential acquirers in the Company. Salomon Smith Barney has advised the Shareholders Committee that, based upon its preliminary analysis of the Company using only publicly available information, and without having conducted any solicitation of third-party interest and relying upon recent merger and acquisition precedents in the retail grocery industry, it believes that a per share acquisition price in the range of $45 to $55 should reasonably be obtainable by the Company in the current market environment.

The Shareholders Committee also indicated that it believes that the Company's strong balance sheet (free of debt and including approximately $400 million in cash and marketable securities on hand) can be used to provide shareholders with tangible short-term value - without adversely affecting the Company's previously announced capital investment program - in the event such a sales process is not consummated.

The Shareholders Committee has hired MacKenzie Partners, Inc. to aid in their shareholder communications program.

The Shareholders Committee indicated that, while its members remained hopeful that an amicable resolution can be reached with the majority of the members of the Board, it is prepared to pursue a protracted process, if necessary, to accomplish its desired goals on behalf of all shareholders. Two of the Company's seven directors are presently affiliated with the Shareholders Committee.

Speaking on behalf of the family members, Janet Weis, wife of the late Sigfried Weis, former Chairman and President of Weis Markets, stated: "Weis Markets has been a family institution for 88 years and we are all proud of its great heritage. Robert Weis, Norm Rich and the other members of management have done a fine job running the Company day-to-day in recent years. It is now time, however, for all of us, together, to pursue a change in the best interests of the employees, public shareholders and the family. Holders of a significant majority of the Weis Markets shares no longer participate in the day-to-day management of the Company. We believe that it is time for the Company to chart a new course and to ensure that all shareholders - as well as employees and the community -- are treated fairly in that process."

Sidney Apfelbaum, a long-time family friend and a trustee of a number of family trusts and a family charitable foundation, added: "The situation to which we respond today has been building for many years. As competitive conditions in the industry continue to undergo dramatic change, we are all firmly united in our belief that now is the right time for us to seek a strategic partner for Weis Markets before industry developments pass us by.

"We are confident there is strong interest in the Weis Markets franchise and that a strategic merger or acquisition of Weis Markets can be accomplished in a manner attractive to all Weis Markets constituencies. I have lived in Sunbury since 1923 and I have a strong friendship and professional association with Weis Markets and all members of the Weis family going back a very long way. I am particularly proud of the good works and contributions of the Weis and Degenstein families that have helped build so many of our local institutions. Janet Weis and the other members of her family have my full support in their efforts to see that a fair and fitting next chapter to this great story is written in the best interests of all of the members of the younger Weis generations, the Weis Markets employees, Sunbury and all the communities that the company serves."

Weis Markets, Inc. is based in Sunbury, Pennsylvania and operates approximately 164 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company was founded in 1912 by brothers Harry Weis and Sigmund Weis. Weis Markets conducted its initial public offering in 1965. Sigmund Weis's son, the late Sigfried Weis, was a member of the company's Board of Directors from 1947 until 1995, became President of the Company in 1961 and was Janet Weis's husband.

The Shareholders Committee is comprised of Janet C. Weis and descendants of Janet and Sigfried Weis and their families, a family partnership and the trustees of family trusts and foundations, including Michael M. Apfelbaum and Joseph I. Goldstein, who also serve as directors of Weis Markets.

                                PRELIMINARY COPY

                              (FRONT OF PROXY CARD)

                               PROXY SOLICITATION

                               WEIS MARKETS, INC.

                      THIS REVOCABLE PROXY IS SOLICITED BY

                           THE SHAREHOLDERS COMMITTEE


The undersigned shareholder of Weis Markets, Inc. (the "Company") hereby appoints [___________________________________________________], and each of them, with full power of substitution and resubstitution, the proxies of each of the undersigned (said proxies, together with each substitute appointed by any of them, if any, collectively the "Proxies"), to vote all shares of common stock of Weis Markets, no par value, that the undersigned is entitled to vote if personally present at the Special Meeting of shareholders of Weis Markets to be held on [____________________] at [___________] local time at [______________
______________________] and at any adjournment or postponement thereof (the "Special Meeting"). The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.


THE SHAREHOLDERS COMMITTEE RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH BELOW.

(Please mark each proposal with an "X" in the appropriate box)

1. To remove the current Board of Directors in its entirety, including without limitation, any of the following who are members of the Board of Directors as of the Special Meeting: Robert F. Weis, Norman S. Rich, William R. Mills, Jonathon H. Weis, Michael M. Apfelbaum, Joseph I. Goldstein and Richard E. Shulman (the "Director Removal Resolution").

      [_] FOR            [_] AGAINST       [_] ABSTAIN


2. To have elected Michael M. Apfelbaum, John S. Furst, Joseph I. Goldstein and Jeffrey E. Perelman, (the "Nominees") to fill four of the seven vacancies on the Board of Directors for the balance of the terms of the current directors and until their successors are duly elected and qualified. The Election of Directors Resolution will only be considered if the Director Removal Resolution is approved by the required shareholder vote.

      [_] FOR            [_] WITHHOLD AUTHORITY
          all nominees       for all nominees

      (INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

       -------------------------------------------------------------------


      The proxies are authorized to allocate all votes that the undersigned is entitled to cast in the election of directors equally among the nominees (other than nominees with respect to whom authority is withheld).



3. To amend the By-Laws to provide that a majority of the members of the Board of Directors shall consist of persons who are not employees of Weis Markets, and shall reflect the composition of Weis Markets' shareholder base (the "Board Composition Resolution").


      [_] FOR            [_] AGAINST       [_] ABSTAIN


4. To request that the Board of Directors establish a special committee of directors to consider and evaluate the strategic options available to Weis Markets for maximizing shareholder value and providing enhanced liquidity to shareholders, including through possible business combinations and merger transactions, and report any overtures from such third parties that may be received to the Board of Directors and the shareholders of Weis Markets and that such overtures be fully explored (the "Shareholder Value Resolution").


      [_] FOR            [_] AGAINST       [_] ABSTAIN


5. To amend the By-Laws to set the size of the Board of Directors at seven (the "Board Size Resolution").


      [_] FOR            [_] AGAINST       [_] ABSTAIN


6. To repeal any and all amendments made by the Board of Directors to the By-Laws after November 30, 1999, other than amendments that were duly approved by the shareholders of Weis Markets, and to provide that, without approval of the shareholders of Weis Markets, the Board of Directors may not thereafter amend any section of the By-Laws affected by such repeal or adopt any new By-Law provision that would serve to reinstate any repealed provision or any similar provision (the "By-Laws Repeal Resolution").


      [_] FOR            [_] AGAINST       [_] ABSTAIN


7. To set forth the following order in which the Special Meeting Proposals will be voted on by the shareholders of Weis Markets, and to specify that CT Corporation System be appointed the sole judge of election:


      1.    The Omnibus Resolution;

      2.    The Election Procedures Resolution;

      3.    The By-Laws Repeal Resolution;

      4.    The Board Composition Resolution;

      5.    The shareholder Value Resolution;

      6.    The Director Removal Resolution; and


      7.    The Election of Directors Resolution.

(the "Omnibus Resolution")

This proxy, when properly executed, will be voted in the manner marked herein by the undersigned shareholder. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR THE FOREGOING PROPOSALS IN THEIR ENTIRETY. THE SHAREHOLDERS COMMITTEE STRONGLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE PROPOSALS.

                            (BACK OF REQUEST CARD)


Dated:  _____________, 2000

Signature  ______________________

Signature (if jointly held)  _______________________

Title:


Please sign exactly as your name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by president or other authorized officer. If a partnership, sign in partnership name by authorized person. PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE POSTAGE-PAID ENCLOSED ENVELOPE.